



15008256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/21/15

DIVISION OF
CORPORATION FINANCE



Received SEC
JAN 19 2016
Washington, DC 20549

January 19, 2016

Ellen K. McIntosh
Baxter International Inc.
ellen_mcintosh@baxter.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public Availability: 1-19-16

Re: Baxter International Inc.
Incoming letter dated December 21, 2015

Dear Ms. McIntosh:

This is in response to your letter dated December 21, 2015 concerning the shareholder proposal submitted to Baxter by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 21, 2015

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(7), as relating to Baxter's ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baxter relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



December 21, 2015

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

I am Associate General Counsel – Corporate & Securities of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concurs with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Shareholder Proposal") submitted by Qube Investment Management Inc. (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2016 Proxy Materials for the following reasons:

> (A) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent failed to provide the information necessary to determine its ability to submit a shareholder proposal, and
>
> (B) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

A. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(f) Because the Proponent Failed to Provide the Information Necessary to Determine Its Ability to Submit a Shareholder Proposal.

The Company received the Shareholder Proposal on November 4, 2015, pursuant to a letter dated October 28, 2015. Included with the Shareholder Proposal was a letter dated October 28, 2015 from National Bank Correspondent Network (the "NBCN Letter") stating that the Proponent holds 280 shares in the Company "through its clients" and that the Proponent is "an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients."

Having confirmed with its transfer agent that the Proponent is not a record holder of the Company's common shares, on November 16, 2015, the Company sent a letter (the "Deficiency Notice," a copy of which is attached to this letter as Exhibit B) to the Proponent, informing the Proponent that the NBCN Letter failed to provide sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b). The Deficiency Notice explained that although the Proponent might be authorized to vote Company shares and to purchase or sell Company shares on behalf of its clients, the Proponent had not demonstrated that, as investment advisor, it has an economic interest in the shares, that the Proponent itself owns such shares, or that such shares are owned by any clients that have expressly authorized the Proponent to submit the Shareholder

Proposal on their behalf. The NBCN Letter, therefore, was insufficient to establish that the Proponent is a "shareholder" eligible to submit the Shareholder Proposal.

Because it was not clear whether the Proponent was submitting the Shareholder Proposal on its own behalf or on behalf of one or more of its clients, the Deficiency Notice specified three alternative ways for the Proponent to provide adequate proof of ownership. Those alternatives are summarized as follows and more fully described in the Deficiency Notice:

1. To the extent that the Proponent seeks rely on the client-owned Company shares listed in the proof of ownership to establish its own eligibility to submit the Shareholder Proposal, the Proponent must demonstrate that it has an economic interest in the shares held in its clients' accounts. In addition, the Proponent must demonstrate that it can represent that the shares held in those accounts will continue to be held through the date of the Company's 2016 annual meeting.

2. If the Proponent intends instead to establish its ownership of Company shares other than the client-owned shares listed in the proof of ownership, the Proponent must provide proof that (i) the Proponent itself held the requisite number of Company shares on the date of submission of the Shareholder Proposal apart from the shares owned by the Proponent's clients in managed accounts, and (ii) the Proponent had continuously held those shares for the one-year period preceding submission of the Shareholder Proposal.

3. In the case of a proposal submitted on behalf of a shareholder for which the Proponent serves as investment manager, the Proponent and/or the shareholder owning the Company shares must provide documentation to the Company identifying the shareholder that owns the requisite shares, evidence that the shareholder authorized the Proponent to submit the Shareholder Proposal on the shareholder's behalf, proof of its ownership of Company shares for the one-year period preceding and including the date the Shareholder Proposal and a written statement that the shareholder intends to hold the requisite shares through the date of the Company's 2016 annual meeting.

The Deficiency Notice advised the Proponent that it needed to submit adequate proof of ownership to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Notice and included a copy of Staff Legal Bulletin No. 14G.

On November 24, 2015, the Company received a letter from the Proponent dated November 19, 2015 (the "Response Letter," a copy of which is attached to this letter as Exhibit C) in which the Proponent failed to provide any further documentary support to satisfy the ownership requirements of Rule 14a-8(b).

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *The Western Union Company* (March 4, 2010). In each of these letters, the Staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (*i.e.*, by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

The Proponent has offered no proof that it has any economic interest in the Company's common shares held in the client accounts it manages. Because the Proponent merely manages securities owned by and held in the names of its clients (a conclusion confirmed by the "form" of Investment Management Agreement submitted with the Shareholder Proposal), the Proponent does not have an economic interest in the securities sufficient to establish that it is a "shareholder" eligible to submit the Shareholder Proposal.

In its Response Letter, the Proponent asserted that it owns requisite Company shares "within [the Proponent's] own household accounts." However, the Proponent failed to provide any documentation to demonstrate that the Proponent itself owns any shares of the Company, let alone that the Proponent owned the requisite number or value of Company shares for the time period required by Rule 14a-8. And, as noted above, the Company has confirmed that the Proponent itself is not a record holder of any Company shares.

To the extent that the Proponent was seeking to submit the Shareholder Proposal acting on behalf of its clients, the Proponent failed to offer any evidence that its clients had authorized it to submit the Proposal. The Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. *See Chesapeake Energy Corporation* (April 13, 2010); *Western Union Company* (March 4, 2010); *Western Union Company* (March 4, 2008).

For an investment advisor with no economic interest in its clients' shares of company stock to be permitted to submit proposals on behalf of clients, the advisor must demonstrate that its clients delegated to it the authority to submit proposals on their behalf. *See Smithfields Foods, Inc.* (June 24, 2010). In *Smithfields Foods, Inc.*, the investment advisor submitted a proposal on behalf of a specific investment fund for which it served as investment advisor. That fund was the proponent and a proof of ownership was submitted evidencing the fund's ownership of the shares.

Here, nothing in the Proponent's initial submission materials or Response Letter establishes that the Proponent has the authority to submit the Shareholder Proposal on behalf of its clients. The Proponent provided a copy of its investment management agreement with Ian Quigley, the Proponent's Senior Portfolio Manager (the "Quigley IMA"), as part of its initial submission. However, the Proponent has not indicated that Mr. Quigley is the client whose Company shares are at issue. Furthermore, the investment management agreement that the Proponent provided addresses voting of shares; it does not authorize the Proponent to submit shareholder proposals pursuant to Rule 14a-8. In addition, the Quigley IMA provides that either party may terminate the agreement upon 90 days notice. The Company's 2016 annual meeting is more than 90 days after the date both the date the Proposal was received and the date the response letter was received. Thus, the Proponent was not in a position to make the required representation that the Company shares would be held through the date of the 2016 annual meeting without an undertaking from the client(s) holding the Company shares. The Proponent's assertions in its Response Letter do not establish its authority to submit the Shareholder Proposal on behalf of its clients or provide evidence of its clients' intention not to terminate its investment management agreement with the Proponent or sell their Company common shares prior to the Company's 2016 annual meeting.

The Proponent ignored the Company's instructions set forth in the Deficiency Notice to provide proof establishing that it is entitled to submit a proposal for inclusion in the Company's proxy statement pursuant to Rule 14a-8. The Proponent did not establish that it has an economic stake in the Company shares under its management referenced in the NBCN Letter, nor did it provide documentation that it owned any Company shares on its own behalf. The Proponent did not identify the clients on whose behalf it purported to submit the Proposal. The Proponent did not provide any documentation from any clients evidencing authorization for the Proponent to file the Shareholder Proposal on their behalf and/or stating such clients' intention to hold Company shares through the Company's 2016 annual meeting.

Because the Proponent is not a shareholder eligible to submit the Shareholder Proposal in its own right and has not established the authority to submit the Shareholder Proposal on behalf of its clients, the Shareholder Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b). The Company properly notified the Proponent of these defects, and the Proponent failed to cure them within the timeframe required by Rule 14a-8(f)(1). Although the Response Letter offered to provide additional information if requested by the Commission, the Proponent did not in fact submit any documentation to the Company establishing its right to submit the Shareholder Proposal within 14 days of its receipt of the Deficiency Notice. Neither Rule 14a-8(f)(1) nor Staff Legal Bulletins interpreting Rule 14a-8 permit such proof of ownership and evidence of authority to be provided to the Company after the expiration of the 14-day cure period following receipt of a notice explaining deficiencies.

Because the Proponent failed to supply sufficient documentary support to demonstrate that it meets the requirements to submit a shareholder proposal pursuant to Rule 14a-8, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

B. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal, as well as the related supporting statement, "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff recently affirmed that the exclusion analysis under Rule 14a-8(i)(7) "should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." Division of Corporation Finance:

Staff Legal Bulletin No. 14H (October 22, 2015). *See also* Release No. 34-20091 (Aug. 16, 1983).

In the past, the Staff has stated that "proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule 14a-8(i)(7)." *CA, Inc.* (May 3, 2012); *Computer Sciences Corporation* (May 3, 2012); *Dell Inc.* (May 3, 2012); *McKesson Corporation* (May 3, 2012); *Xilinx, Inc.* (May 3, 2012). The Staff similarly has advised that it would not recommend enforcement action against a company that excluded a proposal requesting that the company establish an "auditor rotation policy." *E.g. Baker Hughes Incorporated* (December 27, 2011) ("*Baker Hughes*"); *Sprint Nextel Corporation* (December 28, 2011) ("*Sprint Nextel*"); *The Walt Disney Company* (November 23, 2011) ("*Walt Disney*"). Indeed, the Staff has provided guidance for over a decade consistently establishing that auditor selection is part of a company's "ordinary business operations". *See, e.g.*, *Apache Corporation* (January 25, 2004) (proposal may be excluded "as relating to [company's] ordinary business operations (i.e., method of selecting independent auditors)"); *Xcel Energy Inc.* (January 28, 2004) proposal may be excluded "as relating to ordinary business matters (i.e., the method of selecting independent auditors)").

The "underlying subject matter" of the Shareholder Proposal clearly relates to the Company's ordinary business operations. The supporting statement included with the Shareholder Proposal concedes that the Shareholder Proposal is intended to promote the concept of "auditor rotation." However, as established in *Baker Hughes*, *Sprint Nextel*, and *Walt Disney*, the Staff has consistently concurred with the conclusion that such policies are a matter of a company's ordinary business operations. So, too, are the Company's methods of selecting an auditor generally. There is little difference between the Shareholder Proposal and past proposals the Staff has found to be excludable under Rule 14a-8(i)(7). That the Proponent casts the Shareholder Proposal as requiring only that the Company solicit proposals instead of requiring a mandatory auditor rotation is of little consequence. The Shareholder Proposal seeks to control the Company's "method of selecting independent auditors," which is undeniably a part of the Company's ordinary business matters.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2016 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3086 or by email at ellen_mcintosh@baxter.com.

Baxter

Sincerely,

Ellen K McIntosh

Ellen K. McIntosh

cc: Ian Quigley (via email and overnight courier)

Baxter

Exhibit A

THE PROPOSAL

See attached.


QUBE

October 28, 2015

David P. Scharf, Corporate Secretary
Baxter International
One Baxter Parkway
Deerfield, IL 60015

RE: Independent Shareholder Proposal

Dear Mr. Scharf:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at Baxter since 1985.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



NATIONAL
BANK
CORRESPONDENT
NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	CUSIP	# of Shares
Bank of Nova Scotia (BNS)	064149107	280
Eaton Corporation Plc (ETN)	G29183103	310
United Technologies Corporation (UTX)	913017109	316
T. Rowe Price Group, Inc. (TROW)	74144T108	273
Praxair, Inc. (PX)	74005P104	300
National Bank of Canada (NA)	633067103	390
United Parcel Service, Inc. (UPS)	911312106	200
3M Company (MMM)	88579Y101	135
Baxter International Inc. (BAX)	071813109	280

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely

Tahiyeh Sheraze

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


QUBE

QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT

QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


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- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.


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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements;
- Quarterly Newsletter and mailings;
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley, 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell, LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concernent l'operation du Compte soient rediges en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:


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- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A";
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B";
- Your acceptance of electronic delivery of documents to the email address noted below;

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca



ian@qubeconsulting.ca

Client

Email Address for Electronic Delivery

Joint Applicant or Spouse

Email Address for Electronic Delivery



Ian Quigley, MBA Per: Qube Investment Management Inc.



Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


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current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Baxter

Exhibit B

THE DEFICIENCY NOTICE

See attached.



Ellen K. McIntosh
Associate General Counsel,
Corporate & Securities

November 16, 2015

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS

Qube Investment Management Inc.
200 Kendall Building
9414 91 Street NW
Edmonton, AB T6C3P4
Attention: Ian Quigley (ian@qubeconsulting.ca)

Re: Rule 14a-8 Proposal

Dear Mr. Quigley;

On November 4, 2015, we received a letter from you dated October 28, 2015 requesting that Baxter International Inc. ("Baxter" or the "Company") include a proposed resolution on behalf of Qube Investment Management Inc. ("Qube") addressing audit engagements in its proxy materials for Baxter's 2016 annual meeting.

We are requesting information regarding Qube's eligibility to submit this proposal. Unless satisfaction of the ownership requirements of Rule 14a-8, as described below, can be demonstrated within the proper time frame, we will be entitled to exclude this proposal from the proxy materials for Baxter's 2016 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Baxter's 2016 annual meeting, Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1%, of Baxter's common stock (the class of securities entitled to vote on the proposal at the meeting) for at least one year as of the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual meeting.

While the proposal was submitted by Qube, the proof of ownership that Qube submitted appears to indicate that Qube is not, in fact, the owner of the Baxter shares listed. The ownership verification accompanying Qube's proposal states that Qube holds 280 Baxter shares "through its clients" and that Qube is "an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients." However, the proof of ownership does not reflect ownership of an economic stake in Baxter shares by Qube. Although Qube might be authorized to vote

Baxter shares and to purchase or sell Baxter shares on behalf of its clients, Qube has not demonstrated that it is the owner of the shares with an economic interest in the shares specified in the proof of ownership. The proof of ownership does not, therefore, establish that Qube is a "shareholder" eligible to submit the proposal.

To the extent that Qube seeks to rely on its clients' ownership of Baxter shares to establish its own eligibility to submit the proposal, Qube must demonstrate in writing that it has an economic interest in the shares held in its clients' accounts. In addition, Qube must demonstrate that it can represent that the shares held in those accounts will continue to be held through the date of Baxter's 2016 annual meeting of shareholders. To establish that it has the ability to make this representation, it is Baxter's view that Qube must provide written evidence that it has sole investment power over its clients' accounts and that Qube's clients may not withdraw their shares from Qube's investment authority prior to the date of Baxter's 2016 annual meeting. These requirements are not satisfied by the copy of the investment management agreement between Qube and you that you provided as an example.

If Qube intends instead to establish its ownership of Baxter shares other than the client-owned shares listed in the proof of ownership, Qube must, pursuant to SEC Rule 14a-8(b)(2), provide a written statement from the record holder of the shares verifying that Qube has continually held, apart from the shares owned by Qube's clients in managed accounts, the required amount of Baxter common stock for at least one year as of the date of the submission of the proposal. Qube must also submit a statement of its intention to hold those shares through the 2016 annual meeting. The SEC recently made clear in its Staff Legal Bulletin No. 14G ("SLB 14G") that it views a "proposal's date of submission as the date the proposal is postmarked or transmitted electronically." As such, Qube's proof of ownership must demonstrate the required ownership for the entire one-year period preceding and including October 28, 2015. We have attached to this letter a copy of SLB 14G for your convenience.

If Qube neither owns nor has an economic interest in the shares referenced in the proof of ownership, we believe that in order for the proposal to be properly submitted, Qube and/or the shareholder owning the Baxter shares must provide the following written documentation to Baxter:

1. the identity of the shareholder that owns the requisite Baxter shares;

2. evidence that the shareholder had authorized Qube to submit the proposal on the shareholder's behalf as of the date the proposal was submitted (October 28, 2015);

3. proof of the shareholder's ownership of Baxter shares for the one-year period preceding and including the date the proposal was submitted (October 28, 2015)

in the manner described above for Qube, but with respect to ownership by such shareholder (*i.e.*, a written statement from the "record" holder of the shares beneficially owned by such shareholder verifying that, on the date Qube submitted the proposal, such shareholder had continuously held, for at least one year as of October 28, 2015, the requisite amount of Baxter stock); and

4. a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the 2016 annual meeting.

SEC Rule 14a-8(f) requires that the requested proof of ownership and corresponding statement of intention to retain the shares must be provided no later than 14 calendar days from the date of receipt of this letter. If no such proof or statement is provided in the required time frame, the proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of receipt of this letter.

Sincerely,



Ellen K. McIntosh
Associate General Counsel, Corporate & Securities

Cc: David P. Scharf

Attachment



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Baxter

Exhibit C

THE RESPONSE LETTER

See attached.

Rec'd 11/24/2015



19 November 2015

Ellen K. McIntosh
Associate General Counsel, Corporate & Securities
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015

RE: Shareholder Proposal Submission

Dear Ms. McIntosh:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

i. Rule 14a-8(b)(1) - Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at least one year as of the date that the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are

prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education